SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2007                                                                           Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                           Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                       No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: November 8, 2007	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                    Press Release

CAE reports second quarter results for fiscal year 2008

  Net earnings increased 25% year over year to CDN$38.9 million
  Revenue increased 26% year over year to CDN$353.9 million
  Net cash generated from continuing operations of CDN$97.7 million
  Free cash flow of CDN$27.1 million

Montreal, November 8, 2007 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2007. Net earnings were $38.9 million ($0.15 per share) this quarter, compared to $31.0 million ($0.12 per share) in the second quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results
(millions, except operating margins)		Q2-08	Q1-08	Q4-07	Q3-07	Q2-07

Revenue		$353.9	358.3	337.3	331.2	280.4
Earnings before interest and
income taxes (EBIT)		$62.1	58.0	53.3	44.2	44.8
As a % of revenue	%	17.5	16.2	15.8	13.3	16.0
Net earnings		$38.9	38.7	34.3	29.7	31.0
Backlog		$2,513.3	2,599.5	2,774.6	2,711.9	2,584.0

Consolidated revenue was $353.9 million, $73.5 million higher than in the second quarter of 2007.

Second-quarter consolidated earnings before interest and taxes(1) (EBIT) were $62.1 million, or 17.5% of revenue. EBIT increased 39% or $17.3 million year over year, as a result of higher segment operating income in our two Civil segments and in Simulation Products/Military. Excluding non-recurring items last year, EBIT increased by $15.6 million.

“We are continuing to benefit from strong market conditions and the successful execution of our strategy,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Despite the rising Canadian dollar over the past three years, we have achieved greater profitability by lowering costs and becoming more efficient. We are accelerating initiatives to identify and capture additional savings.”

During the quarter we signed contracts for five civil full-flight simulators (FFSs). In addition, the Emirates-CAE Flight Training Centre committed to a Bombardier Global Express FFS and a CAE 5000 Series Hawker Beechcraft Hawker 800 XPi FFS. We have announced 21 FFS orders year to date, and, with the strong level of activity in the market, we believe the number of FFS orders could reach 34 by March 31, 2008.

We secured more than $165 million in new training contracts in civil training and services, including a 15-year training centre operations services agreement with Air Canada. We also announced an expansion of our global training network to add into service 16 new business jet training programs over the next two years.

We concluded a number of new contracts in the combined military segments, totalling $ 114 million this quarter, including the design and delivery of training systems and services to the United States Navy, Air Force and Marine Corps.

Since the end of the quarter, we announced that the Government of Canada has qualified the CAE-led team for the C-130J and CH-47 aircrew training capability. Public Works and Government Services Canada will release to CAE a request for proposal to acquire equipment and aircrew training services over 20 years for Canada’s future tactical airlift aircraft and helicopter fleets.

Business segment highlights
Simulation Products/Civil (SP/C)
Financial results
(millions, except operating margins)		Q2-08	Q1-08	Q4-07	Q3-07	Q2-07

Revenue		$112.3	113.0	97.6	92.1	84.2
Segment operating income		$26.2	19.7	15.3	15.5	18.7
Operating margins	%	23.3	17.4	15.7	16.8	22.2
Backlog		$373.3	413.3	352.8	340.0	313.2

Revenue in the SP/C segment was $112.3 million this quarter, up by 33% over the same period last year. Revenue increased as a result of higher orders and revenue recorded on simulators that were being manufactured for which we got contracts during the quarter.

Segment operating income was $26.2 million, up by 40% over the same period last year. This increase is mainly due to higher revenue this quarter, improved program performance and a more favourable mix.

New orders totalled $74.3 million, and segment backlog was $373.3 million at the end of the quarter.

Training & Services/Civil (TS/C)
Financial results
(millions, except operating margins)		Q2-08	Q1-08	Q4-07	Q3-07	Q2-07

Revenue		$90.0	94.8	91.7	83.1	78.4
Segment operating income		$14.6	19.6	21.3	13.5	11.2
Operating margins	%	16.2	20.7	23.2	16.2	14.3
Backlog		$887.5	853.4	951.6	905.6	842.9

Revenue in the TS/C segment increased 15% year over year as a result of continued strong demand in most of our training centres and the addition of seven Revenue Simulator Equivalent Units (RSEUs) to our global network.

Segment operating income was $14.6 million (16.2% of revenue), up by 30% from last year. While our civil training business showed increased operational strength, margins in the quarter were impacted by costs associated with the expansion of our network and the ramp-up of new training programs.

New orders exceeded $165 million, and segment backlog was $887.5 million at the end of the quarter.

Simulation Products/Military (SP/M)
Financial results
(millions, except operating margins)		Q2-08	Q1-08	Q4-07	Q3-07	Q2-07

Revenue		$97.1	95.5	92.2	105.2	64.3
Segment operating income		$13.4	12.3	9.5	11.2	7.3
Operating margins	%	13.8	12.9	10.3	10.6	11.4
Backlog		$535.3	560.5	635.8	609.0	626.3

Revenue in the SP/M segment was $97.1 million this quarter, up by 51% over the same period last year as a result of higher activity on some U.S. and U.K. programs as well as the integration into our results of Engenuity and Multigen Paradigm. These increases were partly offset by the appreciation of the Canadian dollar against the U.S. dollar.

Segment operating income this quarter was $13.4 million, up 84% year over year. The increase follows higher revenues related to the achievement of some significant milestones on some U.S. and U.K. programs.

New orders totalled $84.6 million, and segment backlog was $535.3 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Training & Services/Military (TS/M)
Financial results
(millions, except operating margins)		Q2-08	Q1-08	Q4-07	Q3-07	Q2-07

Revenue		$54.5	55.0	55.8	50.8	53.5
Segment operating income		$7.9	6.4	6.1	6.8	9.3
Operating margins	%	14.5	11.6	10.9	13.4	17.4
Backlog		$717.2	772.3	834.4	857.3	801.6

Revenue in the TS/M segment was $54.5 million, up by 2% from last year. The foreign exchange impact was offset by the integration of the recent acquisitions of Engenuity and Kesem.

Segment operating income was $7.9 million, down by 15% over the same period last year. This decrease is mainly because the prior year included higher labour rate adjustments related to U.S. military contracts. This decrease was partially offset by a bi-annual dividend received this quarter from an investment in the U.K.

New orders totalled $29.4 million this quarter, and segment backlog was $717.2 million at the end of the quarter.

Combined revenue this quarter for the Military business as a whole was $151.6 million and combined operating income was $21.3 million, resulting in an operating margin of 14.1% .

Cash flow and financial position

As of the end of the second quarter, we generated $97.7 million of net cash from continuing operations. We invested $87.4 million in capital expenditures, and received $25.2 million in non-recourse financing. As a result, we generated free cash flow(2) of $27.1 million this quarter.

Net debt(3) was $218.6 million for the quarter, down by 1% from last quarter.

CAE will pay a dividend of $0.01 per share on December 31, 2007 to shareholders of record on December 14, 2007.

Additional consolidated financial results

The consolidated backlog was $2.513 billion at the end of this quarter, compared to $2.599 billion at the end of last quarter. New orders of $353.8 million were added to backlog this quarter, while negative foreign exchange movements reduced the Canadian dollar value of the backlog by $86.1 million. The net increase was more than offset by $353.9 million of revenues generated from backlog.

Income taxes were $17.7 million this quarter, representing an effective tax rate of 31%. We expect the effective income tax rate for fiscal 2008 to be approximately 30%.

You will find a more detailed discussion of our results by segment in the Management’s discussion and analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/financialsQ2FY08.

Conference call

CAE will host a conference call today at noon EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialing 1-866-540-8136 or (514) 868-1042. Overseas participants can dial +800-6578-9868 or 1(514) 868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1 billion, CAE employs approximately 6,000 people at more than 75 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. More than 75,000 crewmembers train yearly in our global network of 27 civil aviation and military training centres. We also offer modelling and simulation software to various market segments and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2007. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of November 8, 2007 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

On the Web: www.cae.com

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets
(Unaudited)	As at September 30	As at March 31
(amounts in millions of Canadian dollars)	2007	2007

Assets
Current assets
Cash and cash equivalents	$144.3	$150.2
Accounts receivable	261.7	219.8
Inventories	197.7	203.8
Prepaid expenses	21.8	23.5
Income taxes recoverable	31.7	24.7
Future income taxes	4.5	3.7

	661.7	625.7
Property, plant and equipment, net	948.9	986.6
Future income taxes	79.5	81.5
Intangible assets	59.5	36.0
Goodwill	112.1	96.9
Other assets	144.2	129.5

	$2,005.9	$1,956.2

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$380.4	$403.9
Deposits on contracts	183.3	184.8
Current portion of long-term debt	25.5	27.2
Future income taxes	7.8	4.9

	597.0	620.8
Long-term debt	337.4	256.0
Deferred gains and other long-term liabilities	209.5	232.7
Future income taxes	31.6	16.8

	1,175.5	1,126.3

Shareholders’ Equity
Capital stock	417.4	401.7
Contributed surplus	5.6	5.7
Retained earnings	574.4	510.2
Accumulated other comprehensive loss	(167.0)	(87.7)

	830.4	829.9

	$2,005.9	$1,956.2

Consolidated Statements of Earnings
	Three months ended		Six months ended
(Unaudited)		September 30	September 30
((amounts in millions of Canadian dollars, except per share amounts)	2007	2006	2007	2006

Revenue	$353.9	$280.4	$712.2	$582.2

Earnings before interest and income taxes	$62.1	$44.8	$120.1	$91.9
Interest expense, net	5.4	1.2	8.0	4.2

Earnings before income taxes	$56.7	$43.6	$112.1	$87.7
Income tax expense	17.7	12.3	34.4	23.4

Earnings from continuing operations	$39.0	$31.3	$77.7	$64.3
Results of discontinued operations	(0.1)	(0.3)	(0.1)	(0.9)

Net earnings	$38.9	$31.0	$77.6	$63.4

Basic earnings per share from continuing operations	$0.15	$0.12	$0.31	$0.26
Diluted earnings per share from continuing
operations	$0.15	$0.12	$0.31	$0.25

Basic and diluted earnings per share	$0.15	$0.12	$0.31	$0.25

Weighted average number of shares outstanding (Basic)	253.5	251.0	253.0	250.9

Weighted average number of shares outstanding (Diluted)	254.9	252.9	254.3	252.8

Consolidated Statements of Retained Earnings
	Three months ended		Six months ended
(Unaudited)		September 30	September 30
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Retained earnings at beginning of period	$538.1	$422.7	$510.2	$392.8
Transition adjustments – Financial instruments	-	-	(8.3)	-
Net earnings	38.9	31.0	77.6	63.4
Dividends	(2.6)	(2.5)	(5.1)	(5.0)

Retained earnings at end of period	$574.4	$451.2	$574.4	$451.2

Consolidated Statements of Comprehensive Income
	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Net earnings	$38.9	$31.0	$77.6	$63.4

Other comprehensive income (loss), net of income
taxes:
Foreign Currency Translation Adjustment
Net foreign exchange gains (losses) on translating
financial statements of self-sustaining foreign
operations	(43.1)	0.7	(110.6)	(16.0)
Net change in gains on certain long-term debt
denominated in foreign currency and
designated as hedges on net investments of
self-sustaining foreign operations	6.3	-	14.6	5.6
Income tax adjustment	0.4	-	0.9	(0.2)

	(36.4)	0.7	(95.1)	(10.6)

Net Changes in Cash Flow Hedge
Net change in gains on derivative items designated
as hedges of cash flows	10.5	-	28.6	-
Income tax adjustment	(3.5)	-	(9.3)	-

	7.0	-	19.3	-

Total other comprehensive (loss) income	(29.4)	0.7	(75.8)	(10.6)

Comprehensive income	$9.5	$31.7	$1.8	$52.8

Consolidated Statements of Cash Flows
				Six months
	Three months ended			ended
	September 30
(Unaudited)			September 30
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Operating activities
Net earnings	$38.9	$31.0	$77.6	$63.4
Results of discontinued operations	0.1	0.3	0.1	0.9

Earnings from continuing operations	39.0	31.3	77.7	64.3
Adjustments to reconcile earnings to
cash flows from operating activities:
Depreciation	15.6	13.3	30.2	26.1
Financing cost amortization	0.3	0.2	0.5	0.4
Amortization and write down of intangible and other
assets	4.6	3.6	8.5	7.2
Future income taxes	5.3	6.4	10.1	12.6
Investment tax credits	3.7	(1.6)	7.5	(4.1)
Stock-based compensation plans	1.8	4.9	(1.1)	8.0
Employee future benefits, net	(0.1)	(0.2)	(0.2)	(0.3)
Other	(5.2)	0.1	1.0	1.5
Changes in non-cash working capital	32.7	(16.8)	(65.2)	(44.6)

Net cash provided by operating activities	97.7	41.2	69.0	71.1

Investing activities
Business acquisitions (net of cash and cash equivalents acquired)	(1.8)	-	(40.7)	-
Proceeds from disposal of discontinued operations	-	(6.6)	-	(6.6)
Capital expenditures	(87.4)	(40.9)	(120.1)	(81.6)
Deferred development costs	(4.9)	(0.2)	(9.7)	(0.2)
Deferred pre-operating costs	(0.1)	-	(0.4)	(0.1)
Other	(0.9)	6.2	(3.4)	3.7

Net cash used in investing activities	(95.1)	(41.5)	(174.3)	(84.8)

Financing activities
Net borrowing under revolving unsecured credit facilities	-	30.0	15.0	30.0
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment	25.2	14.1	109.4	24.5
Reimbursement of long-term debt	(12.1)	(4.0)	(16.4)	(7.6)
Dividends paid	(2.5)	(2.5)	(4.9)	(4.9)
Common stock issuance	1.9	1.6	13.5	2.7
Other	0.2	(0.3)	(4.5)	0.6

Net cash provided by financing activities	12.7	38.9	112.1	45.3

Effect of foreign exchange rate changes
on cash and cash equivalents	(6.0)	(0.1)	(12.7)	(1.9)

Net increase (decrease) in cash and cash equivalents	9.3	38.5	(5.9)	29.7
Cash and cash equivalents at beginning of period	135.0	72.3	150.2	81.1

Cash and cash equivalents at end of period	$144.3	$110.8	$144.3	$110.8